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                          Filed by Wesley Jessen VisionCare, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                          Subject Company:

                          Wesley Jessen VisionCare, Inc.
                          Commission File No. 0-22033


    On April 10, 2000, Wesley Jessen VisionCare, Inc. issued the following press release.
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 Wesley Jessen                                                    Press Release

                         CONTACT: George Sard/David Reno/Tina Johnson
                                  Sard Verbinnen & Co.
                                  (212) 687-8080

        WESLEY JESSEN BOARD REJECTS BAUSCH & LOMB'S $34 PER SHARE OFFER

               DIRECTS MANAGEMENT TO HOLD EXPLORATORY DISCUSSIONS
                               WITH BAUSCH & LOMB
                 ______________________________________________

   DES PLAINES, IL, APRIL 10, 2000 - Wesley Jessen VisionCare, Inc. (NASDAQ:
WJCO), the world's leading manufacturer of specialty soft contact lenses, today announced that its Board of Directors has unanimously rejected Bausch & Lomb, Inc.'s (NYSE: BOL) unsolicited cash tender offer for all of Wesley Jessen's outstanding common stock at $34 per share. The Board determined that the $34 offer is inadequate and not in the best interest of the Company's stockholders, and it recommends Wesley Jessen's stockholders reject the offer and not tender their shares to Bausch & Lomb.

   Wesley Jessen is a party to a pending merger agreement with Ocular Sciences, Inc. (NASDAQ: OCLR) which was announced on March 20, 2000. On March 31, 2000, Wesley Jessen's Board rejected Bausch & Lomb's previous proposal to acquire Wesley Jessen for $34 in cash and stated that it remained committed to the accretive strategic merger with Ocular Sciences.

   Wesley Jessen also announced that its Board of Directors has instructed the Company's management and its advisors to undertake a process whereby they would commence discussions with Bausch & Lomb with the objective of eliciting Bausch & Lomb's best proposal. Any acquisition proposal from Bausch & Lomb will be evaluated in comparison to the significant shareholder value that the Board believes can be achieved in a strategic business combination with Ocular Sciences. In authorizing discussions, the Board determined that given Bausch & Lomb's expression of its willingness to pay significantly in excess of its current $34 per share offer for Wesley Jessen, there is a reasonable likelihood that such a proposal could result in a "Superior Proposal" under the Wesley Jessen/Ocular Sciences merger agreement. The Wesley Jessen/Ocular Sciences merger agreement remains in full force and effect. Any actions taken by the Wesley Jessen Board will be consistent with this agreement.

   Wesley Jessen noted that its stock traded at $40 per share approximately three months ago and that many analysts had stand-alone price targets ranging from $40 to $45 even before the accretive Ocular Sciences merger was announced. Under the Ocular Sciences merger, Wesley Jessen expects EPS accretion of $0.35-
0.38 per share in 2001, leading to EPS growth in excess of 30% in that year.

   Wesley Jessen also set June 23, 2000 as the date for its Annual Meeting of Stockholders. Stockholders of record as of May 1, 2000 will be eligible to vote at the meeting.

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   In connection with the foregoing actions, the Company is today sending the following letter to its stockholders:


             WESLEY JESSEN VISIONCARE, INC. LETTER TO SHAREHOLDERS


                                     April 10, 2000


To Fellow Shareholders:

     On April 3, 2000, Bausch & Lomb Incorporated, through its wholly owned subsidiary, Dylan Acquisition Inc., commenced an unsolicited tender offer for all outstanding shares of common stock of Wesley Jessen VisionCare, Inc. at $34 per share in cash.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT BAUSCH & LOMB'S OFFER IS INADEQUATE, IS NOT IN THE BEST INTERESTS OF WESLEY JESSEN AND ITS SHAREHOLDERS AND DOES NOT ADEQUATELY REFLECT
THE VALUE OR PROSPECTS OF WESLEY JESSEN.   ACCORDINGLY, THE BOARD UNANIMOUSLY
RECOMMENDS THAT YOU REJECT BAUSCH & LOMB'S OFFER AND NOT TENDER ANY OF YOUR SHARES TO BAUSCH & LOMB.

     In recommending that shareholders reject Bausch & Lomb's offer, your Board has taken into account a variety of factors, including:

     - the Board's and your management's views that the Bausch & Lomb offer is inadequate and does not reflect the future earnings, financial condition and prospects of Wesley Jessen and that the Bausch & Lomb offer is an attempt by Bausch & Lomb to usurp for itself the future growth in revenues, net income, cash flow and stock price appreciation that is only beginning to result from Wesley Jessen's recent initiatives aimed at making Wesley Jessen the premier global contact lens company. In this regard, the Board noted, among others, the following completed and pending initiatives: (i) the announced strategic merger with Ocular Sciences, Inc., (ii) the announced strategic alliance with the U.S. Consumer Products Division of Alcon Laboratories, (iii) the launch of a new line of soft lenses designed to enhance sports performance, (iv) the introduction of new lines of disposable bifocal lenses and frequent-replacement toric color blend lenses and (v) the recent acquisitions of three additional lens companies outside the United States and other potential strategic initiatives.

     - the record revenues and strong revenue growth achieved by Wesley Jessen in the first quarter of 2000 which Wesley Jessen expects to result in diluted earnings per share of $0.43 to $0.44.

     - the advice of Bear, Stearns & Co. Inc., Wesley Jessen's financial advisor, that Bausch & Lomb's offer price is inadequate from a financial point of view to Wesley Jessen shareholders (other than Bausch & Lomb and its affiliates).

     - the advice of Bear, Stearns & Co. Inc., that, based on the $30 million in synergies that Bausch & Lomb has projected in its Offer to Purchase and analysts' consensus earnings estimates for Wesley Jessen and Bausch & Lomb, Bausch & Lomb could pay in excess of $42 per share without diluting Bausch & Lomb's 2001 and 2002 earnings per share.

     - the disclosure in Bausch & Lomb's Offer to Purchase of Bausch & Lomb's willingness to pay significantly in excess of its current $34 per share offer for Wesley Jessen.

     - the significant anticipated benefits to Wesley Jessen's shareholders from the completion of Wesley Jessen's previously announced strategic merger with Ocular Sciences which Bausch & Lomb's offer threatens to

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disrupt. In particular, among other things, the Ocular merger would create the second largest soft contact lens company in the world with the broadest product line in the industry. The combined company would have (i) significant operational synergies, (ii) the opportunity to leverage Wesley Jessen's global direct sales force to expand Ocular Sciences' market penetration, (iii) access to all of the lens wearer market with excellent opportunities to cross sell color and clear lenses, (iv) expected 2001 earnings per share accretion of approximately $0.35-$0.38, leading to earnings per share growth in excess of 30% in that year, and (v) a projected stock price for Wesley Jessen shares in excess of $34 per share based upon the projected combined earnings and historical average price/earnings multiples.

     - the historical price of Wesley Jessen's common stock which has been as high as $40 per share as recently as January 7, 2000 and the Board's belief that, while the stock markets have been highly volatile, there have been no material adverse changes in the business, financial condition, results of operations and future prospects of Wesley Jessen and that the Bausch & Lomb offer is opportunistically timed to exploit Wesley Jessen's recent stock price in relation to recent historical trading patterns. Moreover, many analysts had stand-alone price targets ranging from $40 to $45 per share or more even before the Ocular Sciences strategic merger was announced.

     - the Bausch & Lomb offer fails to take into account the critical value of Wesley Jessen in the contact lens industry and the value of removing a growing, aggressive competitor that would, with the completion of the pending strategic merger with Ocular Sciences, become the second largest soft contact lens company with the broadest product line in the industry.

     Nevertheless, the Board has concluded that there is a reasonable likelihood likelihood that the Bausch & Lomb proposal could result in a Superior Proposal (as defined in the merger agreement with Ocular Sciences) and, therefore, has instructed the management of Wesley Jessen and its advisors to undertake a process whereby they would commence discussions with Bausch & Lomb with the objective of eliciting Bausch & Lomb's best proposal. Any acquisition proposal from Bausch & Lomb will be evaluated in comparison to the significant shareholder value that the Board believes can be achieved in a strategic business combination with Ocular Sciences.

     Additional information with respect to the Board's decision to recommend that shareholders reject Bausch & Lomb's offer and the matters considered by the Board in reaching such decision is contained in the attached Schedule 14D-9. We urge you to read it carefully and in its entirety.

     In closing, Wesley Jessen has a proven track record of revenue and earnings growth as well as a history of creating shareholder value. Your management and I plan to continue such efforts on your behalf and we greatly appreciate your continued support and encouragement.

                              Sincerely,


                              Kevin J. Ryan
                              Chairman of the Board and
                              Chief Executive Officer



   Wesley Jessen VisionCare, Inc. is the leading worldwide developer, manufacturer and marketer of specialty contact lenses. Its products include cosmetic lenses, which change or enhance the wearer's eye color, toric lenses, which correct astigmatism, and premium lenses, which offer value-added features such as protection from ultraviolet light.
                                     * * *

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                             SAFE HARBOR STATEMENT

     The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the foregoing, in particular, statements regarding the proposed business combination between WJ and OSI are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals, the stockholders of either WJ or OSI fail to approve the business combination; costs related to the business combination; the risk that the WJ and OSI businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors relating to WJ's or OSI's business generally. WJ and OSI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     For a detailed discussion of these and other cautionary statements, please refer to WJ's filings with the Securities and Exchange Commission (the "Commission"), especially in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of WJ's Form S-3 Registration Statement (Commission File No. 333-79293), which became effective in June 14, 1999. In addition, please refer to OSI's filings with the Commission, especially the information set forth under the heading "Factors That May Affect Future Results" in OSI's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1999.

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               WHERE YOU CAN FIND ADDITIONAL INFORMATION

     A joint proxy statement/prospectus will be filed by Wesley Jessen VisionCare, Inc. ("WJ") and Ocular Sciences, Inc. ("OSI") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by WJ and OSI with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by WJ may also be obtained for free from WJ by directing a request to Wesley Jessen VisionCare, Inc., 333 East Howard Avenue, Des Plaines, IL 60018, telephone: (847) 294-3000. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by OSI may be obtained for free from OSI by directing a request to Ocular Sciences, Inc., 475 Eccles Avenue, South San Francisco, California 94080, telephone: (650) 583-1400.

     WJ and its officers and directors may be deemed to be participants in the solicitation of proxies from WJ's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WJ's Current Report on Form 8-K, dated March 21, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from WJ at the address set forth above. OSI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of OSI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in OSI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 26, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the OSI at the address set forth above.

                                    # # #

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